UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number: 1–143156-

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.

10943 North Sam Houston Parkway West
Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and 401(k) Benefits

    Administration Committee

NCI 401(k) Profit Sharing Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2013 and 2012, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule of Assets (Held at End of Year), as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas

June 26, 2014

NCI 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Cash, non-interest bearing	$9,659	$-

Investments, at fair value (See Notes 3 and 4):
Money market fund	222,780	90,902
Registered investment companies (mutual funds)	113,971,262	92,346,149
Common collective trusts	76,368,953	69,670,273
NCI Building Systems, Inc. common stock	9,208,606	8,842,082

Total investments	199,771,601	170,949,406

Receivables:
Participants’ contributions	278,882	252,199
Employer contributions	1,018,877	994,237
Participant notes receivable	8,463,683	7,803,920

Total receivables	9,761,442	9,050,356

Net Assets Available for Benefits at Fair Value	209,542,702	179,999,762

Adjustment from Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts	(365,896)	(1,318,901)

Net Assets Available for Benefits	$209,176,806	$178,680,861

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2013 and 2012

	2013	2012

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,669,455	$1,808,234
Net appreciation in fair value of investments (See Note 3)	28,007,291	15,679,741

Total investment income	29,676,746	17,487,975

Interest from participant notes receivable	343,903	336,375

Contributions:
Participants	9,988,050	9,194,775
Employer	3,728,598	3,448,851
Rollovers	689,455	4,593,295

Total contributions	14,406,103	17,236,921

Total additions	44,426,752	35,061,271

Deductions from net assets attributable to:
Benefits paid directly to participants	13,665,095	13,454,433
Administrative expenses	265,712	234,033

Total deductions	13,930,807	13,688,466

Net Increase in Net Assets Available for Benefits	30,495,945	21,372,805

Net Assets Available for Benefits, Beginning of Year	178,680,861	157,308,056

Net Assets Available for Benefits, End of Year	$209,176,806	$178,680,861

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1:   Description of the Plan

The following description of NCI 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the Plan administrator.

General

The Plan, established January 15, 1992, is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the “Company”) who have completed three months of service, as defined by the Plan, are employed on the first day of the calendar quarter, and are age 18 or older.

The Plan has been amended from time to time. Effective June 21, 2012, the Plan was amended as a result of the acquisition of Metl-Span LLC ("Metl-Span"). The provisions of the amendment include (i) permitting the rollover of outstanding participant plan loans made to employees of Metl-Span; (ii) recognizing, for purposes of the Plan, the service with Metl-Span performed by Metl-Span employees as a result of the acquisition and to add a special enrollment date of June 21, 2012 for such employees; (iii) allowing employees and former employees of Metl-Span, who subsequently become participants in the Plan as a result of the acquisition, to be fully vested in their matching contribution sub-accounts; and (iv) adding provisions to expand the Plan's eligibility provisions in connection with acquisitions. On June 21, 2012, the Plan received rollovers totaling $3,493,749 as a result of the acquisition of Metl-Span.

Effective January 1, 2013, the Plan was amended and restated in the form of a nonstandardized prototype plan sponsored by Wells Fargo Bank, N.A. to incorporate all previous amendments, as well as to adopt provisions to provide for Roth deferred contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer a maximum of 7% of their annual compensation.

The Company may make a discretionary contribution in an amount determined by the Plan sponsor. During the years ended December 31, 2013 and 2012, the Company made discretionary contributions totaling $3,728,598 and $3,448,851, respectively, of which $1,018,877 and $994,237, respectively, are included in employer contributions receivable.

Participants direct the investment of their contributions, as well as the Company’s contribution, into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common collective trust funds, separately managed funds, and the NCI Common Stock Fund as investment options for participants.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations of expenses are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after 6 years of continuous service, except as otherwise provided in the Plan with respect to the accounts of certain participants who were employees of companies acquired by the Company.

A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2013 and 2012, forfeited non-vested accounts totaled approximately $17,515 and $40,484, respectively. For the years ended December 31, 2013 and 2012, plan fees totaling approximately $28,342 and $21,724, respectively, were paid from forfeited non-vested accounts. For the years ended December 31, 2013 and 2012, employer contributions were reduced by $10,000 and $17,000, respectively, from forfeited non-vested accounts. During the years ended December 31, 2013 and 2012, employer contributions were reinstated for participants in the amount of $24,437 and $0, respectively, from forfeited non-vested accounts.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his account, NCI Common Stock at the value of the NCI Common Stock Fund, or subject to minimum distribution rules described in the Plan, continue in the trust in such a manner as though the employee had not terminated his eligibility (if the participant’s account balance is greater than $5,000, excluding rollover contributions).

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on outstanding participant notes receivable ranged from 4.25% to 10.25% at December 31, 2013 and 2012.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 2:   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 962, Defined Benefit Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At December 31, 2013 and 2012, investments in the accompanying Statements of Net Assets Available for Benefits include a common collective trust, i.e., the Wells Fargo Stable Return Fund N25, which is a fully benefit-responsive investment contract. The Statements of Net Assets Available for Benefits present the fair value of the investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Valuation of Investments and Income Recognition

The Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2013 and 2012.

Benefit Payments

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Expense Offset Arrangements

Fees incurred by the Plan for the investment management services or recordkeeping are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.

Note 3:   Investments

The following table presents the Plan’s investments at fair value. Investments that represent 5% or more of the Plan’s net assets at December 31, 2013 and 2012 are separately identified.

	2013	2012

Wells Fargo Stable Return Fund N25	$46,103,005	$46,798,233
Wells Fargo/Blackrock S&P 500 Index Fund N	30,265,948	22,872,040
Vanguard Target Retirement 2020 Fund	13,671,178	10,651,294
Investments less than 5% of the Plan’s net assets	109,731,470	90,627,839

Total investments	$199,771,601	$170,949,406

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $28,007,291 and $15,679,741, respectively.

	2013	2012

Mutual funds	$17,988,193	$9,605,256
NCI Building Systems, Inc. Common Stock Fund	2,039,392	2,167,217
Common collective trusts	7,979,706	3,907,268

Net appreciation in fair value	$28,007,291	$15,679,741

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Interest and dividends realized on the Plan’s investments for the years ended 2013 and 2012 were $1,669,455 and $1,808,234, respectively.

Note 4:   Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the fair value, the Plan uses two different approaches (the market approach and the income approach), depending on the nature of the assets and liabilities. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts such as cash flows or earnings to a single present amount, with the measurement based on the value indicated by current market expectations about those future amounts.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded (Market approach).

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Market approach)

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Common collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. (Income approach).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$56,228,358	$-	$-	$56,228,358
Total Mutual Funds	56,228,358	-	-	56,228,358
Separately Managed Funds:
Mutual Funds:
Equity Funds	-	30,612,988	-	30,612,988
Growth & Income Funds	-	20,323,068	-	20,323,068
Index Funds	-	6,806,848	-	6,806,848
Total Mutual Funds	-	57,742,904	-	57,742,904
Common Collective Trusts	-	30,265,948	-	30,265,948
Total Separately Managed Funds	-	88,008,852	-	88,008,852
NCI Common Stock Fund
NCI Common Stock	9,208,606	-	-	9,208,606
Money Market Fund	222,780	-	-	222,780
Total NCI Common Stock Fund	9,431,386	-	-	9,431,386
Common Collective Trusts	-	46,103,005	-	46,103,005
Total Investments at Fair Value	$65,659,744	$134,111,857	$-	$199,771,601

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$43,899,971	$-	$-	$43,899,971
Total Mutual Funds	43,899,971	-	-	43,899,971
Separately Managed Funds:
Mutual Funds:
Equity Funds	-	18,138,907	-	18,138,907
Growth & Income Funds	-	25,195,389	-	25,195,389
Index Funds	-	5,111,882	-	5,111,882
Total Mutual Funds	-	48,446,178	-	48,446,178
Common Collective Trusts	-	22,872,040	-	22,872,040
Total Separately Managed Funds	-	71,318,218	-	71,318,218
NCI Common Stock Fund
NCI Common Stock	8,842,082	-	-	8,842,082
Money Market Fund	90,902	-	-	90,902
Total NCI Common Stock Fund	8,932,984	-	-	8,932,984
Common Collective Trusts	-	46,798,233	-	46,798,233
Total Investments at Fair Value	$52,832,955	$118,116,451	$-	$170,949,406

Note 5:   Related Party Transactions

Certain Plan investments are shares of collective funds managed by Wells Fargo Bank, N.A., the trustee and the record keeper of the Plan. Additionally, the Plan invests in shares of the Company’s common stock and issues participant notes receivable. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.

The Plan incurs expenses related to general administration. The Plan sponsor pays certain expenses and accounting fees relating to the Plan. During the years ended December 31, 2013 and 2012, the Plan sponsor paid Plan expenses of approximately $48,331 and $65,352, respectively.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 6:   Plan Tax Status

The Plan is maintained in the form of a nonstandardized prototype plan sponsored by Wells Fargo Bank, N.A. The prototype plan received an opinion letter from the Internal Revenue Service dated March 31, 2008 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC of 1986, as amended.

Note 7:   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$209,176,806	$178,680,861
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	365,896	1,318,901
Deemed participant loans	(97,390)	(101,327)

Net assets available for benefits per Form 5500	$209,445,312	$179,898,435

The following is a reconciliation of the changes in net assets available for benefits per the financial statements at December 31, 2013 and 2012, to Form 5500:

	2013	2012

Net increase in net assets available for benefits per the financial statements	$30,495,945	$21,372,805
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(953,005)	182,727
Change in deemed participant loans	3,937	(101,327)

Net increase in net assets available for benefits per Form 5500	$29,546,877	$21,454,205

Supplemental Schedule

NCI 401(k) Profit Sharing Plan

EIN 76-0127701 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***

*	Wells Fargo Stable Return Fund N25	Collective Fund**	$46,103,005
*	Wells Fargo/Blackrock S&P 500 Index Fund N	Separately Managed Fund -Collective Fund**	30,265,948
	Vanguard Target Retirement 2020	Mutual Fund**	13,671,178
*	NCI Common Stock Fund	Unitized Fund – Common Stock	9,208,606
	Vanguard Target Retirement 2030	Mutual Fund	8,329,990
	Eagle Small-Cap Growth Fund	Separately Managed Fund – Mutual Fund	7,955,326
	DWS Dreman Small-Cap Value Fund	Separately Managed Fund – Mutual Fund	7,926,327
	Vanguard Target Retirement 2025	Mutual Fund	7,599,208
	Vanguard Target Retirement 2015	Mutual Fund	7,533,019
	Vanguard Mid-Cap Index Fund	Separately Managed Fund – Mutual Fund	6,806,848
	T. Rowe Price Blue Chip Growth Fund	Separately Managed Fund – Mutual Fund	6,612,652
	Dodge & Cox Stock Fund	Separately Managed Fund – Mutual Fund	6,577,408
	PIMCO Total Return Fund - Admin	Separately Managed Fund – Mutual Fund	5,891,425
	Dodge & Cox International Stock Fund	Separately Managed Fund – Mutual Fund	5,759,706
	American Funds Europacific Growth Fund R4	Separately Managed Fund – Mutual Fund	5,755,090
	Vanguard Target Retirement 2035	Mutual Fund	5,059,560
	Vanguard Target Retirement 2040	Mutual Fund	3,783,550
	Vanguard Target Retirement Income	Mutual Fund	3,375,794
	Vanguard Target Retirement 2010	Mutual Fund	3,135,658
	Vanguard Target Retirement 2045	Mutual Fund	2,073,308
	PIMCO High Yield Fund - Institutional	Separately Managed Fund – Mutual Fund	1,367,545
	Lazard Emerging Markets Portfolio	Separately Managed Fund – Mutual Fund	1,278,490
	Vanguard Target Retirement 2050	Mutual Fund	1,221,246
	PIMCO Foreign Bond Fund USD H-Institutional	Separately Managed Fund – Mutual Fund	908,673
	Vanguard Inflation-Protected Securities Fund-Admin	Separately Managed Fund – Mutual Fund	903,414
	Vanguard Target Retirement 2055	Mutual Fund	445,847
*	NCI Common Stock Fund	Unitized Fund - Money Market Fund	222,780

			199,771,601
*	Participant Notes Receivable	Loans to participants bearing interest at rates ranging from 4.25% to 10.25%	8,463,683

			$208,235,284

*	Indicates a party-in-interest as defined by ERISA
**	Represents investment comprising at least 5% of net assets available for benefits
***	Cost information is not presented because all investments are participant directed

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI 401(k) Profit Sharing Plan

NCI BUILDING SYSTEMS INC.
(as administrator of the NCI 401(k) Profit Sharing Plan)

DATE: June 26, 2014	By:	/s/ Mark E. Johnson
Mark E. Johnson
Executive Vice President, Chief Financial Officer
and Treasurer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

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